EXHIBIT 99.1

Mynaric delivers CONDOR Mk2 terminals to Telesat Government Solutions for DARPA’s Blackjack program

Delivery of flight-ready Optical Communications Terminals marks important milestone toward product space flight heritage

LOS ANGELES and MUNICH, February 8, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective, and scalable laser communications products, today announced the delivery of multiple CONDOR Mk2 optical communications terminals to Telesat Government Solutions (GS), a wholly-owned U.S.-based subsidiary of leading satellite operator Telesat (NASDAQ and TSX: TSAT). Mynaric’s first delivery of flight-ready CONDOR optical communications terminals for space applications marks an important milestone towards the product family’s space flight heritage. Next, the terminals will be mounted to the Croupier satellites as part of the Defense Advanced Research Projects Agency’s (DARPA) Blackjack Track B program and subsequently launched to space to commence the mission’s operations.

“The delivery of flight-ready space products marks an important milestone in Mynaric’s history as we get a big step closer to establishing space heritage within the next few months,” said Bulent Altan, Co-CEO of Mynaric. “We have prepared for this inaugural customer mission of our CONDOR product through extensive product development and testing by our team and close collaboration with the team at Telesat GS. Now we look forward to the final phase of launch preparations and to the mission’s operational phase which will further cement the importance of laser communications technology in proliferated-LEO constellations.”

“With satellite programs moving from the drawing board to implementation we are now fully focused on delivering industrialized and cost-effective optical communications terminals at scale to the hands of our customers,” said Mustafa Veziroglu, Co-CEO of Mynaric. “Our laser communications products are on track for significant production ramp up this year and we are looking forward to shipping flight-ready units to existing and prospective customers this year onwards.”

Blackjack is a joint technology demonstration project by DARPA and the U.S. Space Force to evaluate the utility and concepts of operation for a large-scale proliferated low Earth orbit satellite constellation. The overarching goal of the program is to leverage developments from the commercial sector to create commodity satellite platforms and payloads for defense purposes. In Q4 2020, Mynaric was selected by Telesat GS to supply optical communications terminals to the Blackjack satellite program which were now delivered. The delivery of flight-ready CONDOR Mk2 units to Telesat GS follows shortly after Mynaric’s delivery of HAWK units to an energy customer in Q4 2022.

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About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

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Distribution Statement A: Approved for public release, distribution unlimited.

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